SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOSTECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: January 27, 2004	By:	/s/ S.J. Cheng

	Name:	S. J. Cheng
	Title:	DeputyChairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Rule 135 Notice

Exhibit 1.1

ChipMOS TECHNOLOGIES (Bermuda) LTD. currently intends to offer up to US$200 million of newly issued Common Shares concurrently with an offer of US$100 million of existing Common Shares by Giant Haven Investments Ltd., which owns 44.04% of ChipMOS TECHNOLOGIES (Bermuda) LTD. as of the date hereof. Giant Haven Investments Ltd. is 100% owned by Mosel Vitelic Inc. ChipMOS currently intends to complete this offering prior to the end of June 2004, subject to market conditions. ChipMOS currently intends to use the net proceeds of the offering to fund its working capital requirements, its operations in Mainland China and its future merger and acquisition activities. As of the date hereof, ChipMOS has not identified any target for merger or acquisition. ChipMOS currently intends the offering to be an underwritten offering registered under the U.S. Securities Act of 1933, as amended.

THIS ANNOUNCEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In the release, the words “believes,” “anticipates,” “expects,” “estimates,” “plans,” “intends” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from projected results. Consequently, you should consider any such forward-looking statements only as our current plans, estimates and beliefs. Even if those plans, estimates or beliefs change because of future events or circumstances, we currently do not intend to publicly update or revise any such forward-looking statements.